MASTER SERVICES AGREEMENT

BY AND AMONG

K&G STABLES LLC

AND

ADARA THOROUGHBRED CORP.

This Agreement is made as of the 1st day of October 2020 by and between:

1. K&G Stables LLC. A Delaware limited liability company whose registered office is 411 E 57th Street Suite1-A, New York, N.Y. 10022 (the "Service Provider"). George Hall is the sole member of K&G stables.

2. Adara Thoroughbred Corp. a Delaware corporation whose registered office is 411 East 57th Street New York, NY 10022 (the "Company")

Whereas:

A. The Company is engaged in the business of acquiring thoroughbred racehorses, or interests therein, for racing and breeding purposes as more fully described in its Private Placement Memorandum (the "PPM").

B. The Company has appointed the Service Provider to perform certain services on behalf of the Company (the "Services") in connection with the management of its business as further described in Schedule A. Such Services may be amended or modified from time to time by written agreement of the parties.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto intending to be legally bound have entered into this Agreement.

Section 1. Services

The Service Provider agrees to provide the services set forth in Schedule A hereto. At any time, both the Service Provider and the Company may add further services to this agreement and amend the compensation terms therein by written consent (email included).

Section 2. Fees and Expenses

In return for the Services, the Company agrees to pay the Service Provider fees and expenses set forth in Appendix A.

Section 3. Term

a. Term. This Agreement shall be effective from October 2, 2020, or such earlier or later date, determined by the Company, specified in written notice from the Company to the Service Provider.

b. Termination. Either party can terminate this Agreement at any time upon thirty (30) days prior written notice to the other party.

Section 4. Miscellaneous

a. Successors and Assigns. This Agreement will be binding upon and shall inure to the benefits of the parties hereto under their respective successors. No party may assign its rights or obligations hereunder without the consent of the other parties.

b. Applicable Law. This Agreement shall be construed with the laws of the state of New York.

c. Amendment. Except as otherwise set forth herein, this Agreement may only be amended, or its provisions modified or waived, in writing by the party against which such amendment, modification or waiver is sought to be enforced.

d. Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with regards to the subject matter of this Agreement, and any written or oral agreements, statements, promises, negotiations or representations not expressly set forth in this Agreement are of no force and effect.

IN WITNESS WHEREOF, the Parties have duly executed and delivered this Agreement as of the date first above written.

Signed for and on behalf of:

Adara Thoroughbred Corp.

By:

Name: John Hall

Title: Director

Signed for and on behalf of:

K&G Stables LLC

By:

Name: George Hall

Title: Sole Member

Schedule A

Services Provided by the Service Provider

A. Review the training of Adara (the "Horse") and monitor his development and provide that information to the shareholders via the SportBLX website.
B. Coordinate with trainer to target appropriate races for the horse
C. After each race review with trainer the results, health, progress and next steps for the Horse.
D. Provide updates and previews and reviews of the Horse's races via Zoom calls.
E. Where applicable, consult with trainer to determine, in the best interest of the shareholders of the Company, the most appropriate time to divest and sell the horse or keep the horse to race or to breed.
F. Oversee Breeding if applicable. Coordinate with breeder and trainer appropriate matches for the Horse. Ensure proper care of the Horse after his racing career is over
G. Provide corporate administration and support services with respect to the management of the Company, including but not limited to recordkeeping, bookkeeping and corporate management. Engagement of professional advisers and other service providers on behalf of the Company.

Fees & Expenses

A. Management Fee equal to ten percent (10%) per annum on Assets Under Management paid quarterly in arrears. Assets Under Management are defined as the undepreciated cost basis of the horses incurred by the Company. Notwithstanding the foregoing, Horses may be marked to market from time to time and such valuation will be used to determine the value of the Assets Under Management at the discretion of the board of directors of the Company.

B. Any documented out-of-pocket expenses incurred by Service Provider, on a pro rata basis for any horses in which Adara Thoroughbred owns less than 100%.

Distributions and Performance Fee

A. The board of directors of the Company in its sole discretion may from time to time make distributions or declare dividends on its common stock. After the Company had paid cumulative dividends on its common stock equal the aggregate original purchase price of such stock (the "Cumulative Distribution"), the Service Provider shall be entitled to a Performance Fee equal to 20% of all Additional Distributions, payable as and when the Company determines to make a distribution or pay dividends with respect to its common stock. "Additional Distributions" means all amounts above the Cumulative which have be determined by the board of directors of the Company to be available for distribution to its shareholders and that the board determines to distribute to holders of its common stock less the amount of the Performance Fee.